

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2012

<u>Via E-mail</u>
Mr. Byron Elton, Chief Executive Officer
Carbon Sciences, Inc.
5511C Ekwill Street
Santa Barbara, CA 93111

     Re: Carbon Sciences, Inc.
            Form 10-K For the year ended December 31, 2011
            Filed March 30, 2012
            Form 10-Q for the period ended March 31, 2012
            Filed May 15, 2012
            File No. 333-144931

Dear Mr. Elton:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ John Cash

            John Cash
            Branch Chief